UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Magna International Inc.

Ontario, Canada	001-11444	98-0037983
(State or other jurisdiction of	(commission file number)	(IRS Employer Identification No.)
incorporation or organization)

337 Magna Drive, Aurora, Ontario, Canada L4G 7K1

(Address of principal executive offices)

Bassem A. Shakeel (905) 726-2462
(Name and telephone number, including area code,

of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

SECTION 1- CONFLICT MINERALS DISCLOSURE

Item 1.01              Conflict Minerals Disclosure and Report

Magna International Inc. (herein referred to as “Magna”, “we”, “us” or “our”) is a leading global automotive supplier with 316 manufacturing operations and 87 product development, engineering and sales centres in 29 countries. We have over 133,000 employees focused on delivering superior value to our customers through innovative products and processes, and World Class Manufacturing. Our products are designed to meet the requirements and specifications of our automotive customers. Certain of these requirements and specifications entail the use of materials such as tin, tungsten, tantalum and gold (collectively, “3TG”, or “necessary conflict minerals”).

As an issuer with necessary conflict minerals present in certain of our manufactured products, we are subject to Section 1502 of the  Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) (17 CFR Parts 240 and 249b) and the Securities and Exchange Commission’s final rule on conflict minerals (the “Conflict Minerals Rule”) (Release No. 34-67716; File No.S7-40-10)  and are required to perform a “reasonable country of origin inquiry” (“RCOI”) into the sources of such necessary conflict minerals.

Based on the results of our RCOI for the year ended December 31, 2014, Magna cannot exclude the possibility that a portion of the necessary conflict minerals in its products originated in the Democratic Republic of the Congo or an adjoining country specified in the Conflict Minerals Rule (collectively, the “Covered Countries”). As a result, Magna conducted due diligence activities on the source and chain of custody of these conflict minerals as described in Exhibit 1.01 (the “Conflict Minerals Report”).

ITEM 1.02           Exhibit

A copy the Conflict Minerals Report is publicly available on Magna’s corporate website at: http://www.magna.com/investors/financial-reports-public-filings?rpt=tax, under the heading “Form SD and Exhibit 1.01 (Conflict, Minerals Report dated June 1, 2015). The website and information accessible through it are not incorporated into this document.

SECTION 2- EXHIBITS

Item 2.01              Exhibits

The following exhibit is filed as part of this Form SD.

•                  Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Magna International Inc.
(Registrant)

/s/ “Michael G.R. Sinnaeve”		June 1, 2015
By:	Michael G.R. Sinnaeve	(Date)
Vice-President, Operational
Improvement & Quality

/s/ “Bassem A. Shakeel”		June 1, 2015
By:	Bassem A. Shakeel	(Date)
Vice-President and
Corporate Secretary